AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 2001.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )


                         Citizens First Financial Corp.
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                                (Name of Issuer)
--------------------------------------------------------------------------------

                          Common Stock $ .01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   174623-10-8
       ------------------------------------------------------------------

                                 (CUSIP Number)
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 14, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
----------------------------------------

CUSIP NO.  174623-10-8                                  Page 2 of 5 Pages
----------------------------------------           -----------------------------
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    43-1521079
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*         (a)   |_|
                                                                    (b)   |_|

---------- ---------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*
                    OO (Internal Funds)
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
--------------------------------------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 141,493 Common
------------------- -------- ---------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
------------------- -------- ---------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                141,493 Common
------------------- -------- ---------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
------------------- -------- ---------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,493 Common
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                                                   SHARES* |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.0%
---------- ---------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
                    IV, PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on August 7, 1996, as amended on December 22, 1999, March 28, 2000, December 22, 2000 and March 2, 2001, to report ownership of shares of the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 2101 North Veterans Parkway, Bloomington, Illinois 61704, is hereby amended.

Item 2. Identity and Background

         There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 43,100 shares covered by this Schedule 13D was $610,700, including any applicable fees and commissions. Investors purchased the Common stock with internal funds.

Item 4. Purpose of Transaction

         There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,568,512 shares outstanding, as indicated by Citizens in response to our telephone inquiry at February 27, 2001. As of the close of business on March 21, 2001, Investors beneficially owned 141,493, or approximately 9.02%, of such number of shares of Common Stock.

         (b) Investors beneficially owns 141,493 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described on Exhibit 5(c) attached hereto.

         (d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          INVESTORS OF AMERICA
                                          LIMITED PARTNERSHIP



                                           By: /s/ James F. Dierberg
                                              ----------------------------------
                                                 James F. Dierberg, President of
                                                 First Securities America, Inc.,
                                                 General Partner


Date:  March 21, 2001

                                                    Exhibit 5(c)

                                      INVESTORS OF AMERICA LIMITED PARTNERSHIP

                                     (Transactions Effected Within Past 60 Days)


Identity of                     Date of        Number of            Price Per
Purchaser                      Purchase   Shares Purchased Share

Investors of America            2/15/01                 1,152         12.875
Limited Partnership             2/22/01                 6,000         12.8125
                                2/23/01                10,000         12.8125
                                3/02/01                 7,700         13.09
                                3/06/01                 1,500         13.75
                                3/07/01                 5,000         14.0625
                                3/08/01                 6,000         14.0625
                                3/09/01                 2,500         14.125
                                3/14/01                 5,600         14.1875
                                3/19/01                 7,500         14.25
                                3/21/01                15,000         14.25